NEW GOLD INC.

 (A Development Stage Company)

 INTERIM FINANCIAL STATEMENTS

June 30, 2007

(Unaudited)

New Gold Inc.

(A Development Stage Company)

BALANCE SHEETS

As at June 30, 2007 and December 31, 2006

(Unaudited and in thousands of Canadian dollars, except for per share amounts)

	2007	2006

ASSETS

Current assets
Cash and cash equivalents	$408,175	$68,054
Amounts receivable	1,375	1,123
Prepaid expenses	402	80
	409,952	69,257

Mineral properties – schedule (Note 3)	74,767	61,440
Property and equipment (Note 4)	4,424	1,959
	$489,143	$132,656

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$3,835	$3,786
Current portion of long-term debt (Note 6)	178,051	-
	181,886	3,786

Long-term debt (Note 6)	34,249	-
Future income taxes	9,858	10,004
	225,993	13,790

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	213,278	117,858
Convertible debenture (Notes 6 and 8)	18,403	-
Share purchase warrants (Note 9)	38,489	5,959
Stock options (Notes 10 and 11)	4,901	4,546
Deficit	(11,921)	(9,497)
	263,150	118,866
	$489,143	$132,656

See accompanying notes

Commitments and contingent liabilities (Note 15)

Subsequent event (Note 17)

APPROVED BY THE BOARD

“Chris Bradbrook”

“Paul Sweeney”

___________________________

__________________________

Chris Bradbrook

Paul Sweeney

Director

Director

New Gold Inc.

(A Development Stage Company)

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

For the three month and six month periods ended June 30, 2007 and 2006

(Unaudited and in thousands of Canadian dollars, except for per share amounts)

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006 Restated (Note 16)	June 30, 2007	June 30, 2006 Restated (Note 16)
Income
Interest income	766	782	1,411	1,148
	766	782	1,411	1,148
Expenses
Amortization	8	30	16	58
Foreign exchange loss	12	-	8	5
Loss on disposal of property and equipment	-	-	-	8
Administrative, office and miscellaneous	225	165	368	294
Professional and regulatory fees	1,760	159	2,000	388
Travel, conferences and promotion	168	176	234	329
Wages, benefits and stock-based compensation (Note 5)	702	953	1,356	2,086
	2,875	1,483	3,982	3,168

Loss and comprehensive loss before taxes	(2,109)	(701)	(2,571)	(2,020)

Future income tax recovery	147	641	147	641

Loss and comprehensive loss for the period	(1,962)	(60)	(2,424)	(1,379)

Deficit, beginning of period	(9,959)	(7,312)	(9,497)	(5,993)

Deficit, end of period	(11,921)	(7,372)	(11,921)	(7,372)

Weighted average number of shares outstanding (thousands)	24,472	23,947	24,318	21,258

Loss per share (basic and diluted)	(0.08)	(0.00)	(0.10)	(0.06)

See accompanying notes.

New Gold Inc.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

For the three month and six month periods ended June 30, 2007 and 2006

(Unaudited and in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006 Restated (Note 16)	June 30, 2007	June 30, 2006 Restated (Note 16)

Cash provided by (used for)

OPERATING ACTIVITIES
Loss for the period	(1,962)	(60)	(2,424)	(1,379)
Items not involving cash:
Amortization	8	30	16	58
Stock-based compensation	138	650	362	1,130
Loss on disposal of property and equipment	-	-	-	8
Future income taxes	(147)	(641)	(147)	(645)
Net change in non-cash working capital items	1,513	(345)	128	(1,085)
	(450)	(366)	(2,065)	(1,913)

INVESTING ACTIVITIES
Payments for mineral properties and exploration costs	(7,046)	(5,442)	(12,913)	(10,217)
Acquisition of property and equipment	(2,565)	(52)	(3,814)	(203)
Cash used for short-term investments	-	(26,241)	-	(26,241)
	(9,611)	(31,735)	(16,727)	(36,661)

FINANCING ACTIVITIES
Cash proceeds from the issuance of debt, net of issue costs	230,924	-	230,924	-
Cash proceeds from shares and share purchase warrants issued, net of issue costs	127,851	520	127,988	71,083
	358,775	520	358,913	71,083

Increase/(Decrease) in cash and cash equivalents	348,714	(31,581)	340,121	32,509

Cash and cash equivalents, beginning of period	59,461	82,269	68,054	18,179
Cash and cash equivalents, end of period	408,175	50,688	408,175	50,688

See accompanying notes.

For supplemental disclosure of non-cash investing and financing activities, refer to Note 12.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2007

(Unaudited and in Canadian dollars except as indicated)

1.

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

New Gold Inc. (the “Company”), is in the business of exploring and developing mineral prospects in British Columbia, Canada.  Its principal project, the New Afton copper-gold project (the “Project”), has been subject to exploration, an advanced scoping study and a feasibility study which has determined that the Project has economically viable copper/gold reserves.

The underlying value of the Company’s mineral claims is dependent upon the existence and economic recovery of mineral reserves, and the ability of the Company to raise financing to complete the development of and operation of the Project.  In addition, the Company’s projects may be subject to a number of risks, including changes in government relations related to mining activities, economic instability and access rights disruption.

The Company believes it has adequate funds available to complete the pre-production construction phase and the majority of the expansion phase of the mine development and meet its corporate and administrative obligations.  The Company will have to obtain additional financing to finance the remainder of the Project construction.  There can be no assurance it will be able to raise sufficient funds as and when these funds are required.

These interim financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”). The unaudited interim financial statements do not include all of the information and disclosures required by GAAP for audited annual financial statements.  The unaudited interim financial statements should be read in conjunction with the Company’s audited annual financial statements, including the notes thereto, for the year ended December 31, 2006.   In the opinion of management, all adjustments considered necessary for fair presentation have been included in the unaudited interim financial statements.

2.

CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2006 and have been consistently followed in the preparation of these interim financial statements, except that the Company has adopted the following accounting policies effective for the period ended June 30, 2007:

a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.  Adoption of this policy had no material impact.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2007

(Unaudited and in Canadian dollars except as indicated)

b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in the statement of operations such as unrealized gains or losses on available-for-sale investments.  For the period ending June 30, 2007 the Company did not have other comprehensive income or loss, therefore comprehensive loss for the period was equal to the loss for the period.

c)

Interest Capitalization – Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

d)

Transaction Costs - The Company records financial assets and liabilities net of transaction costs. Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are netted against the financial asset or financial liability on initial recognition and amortized using the effective interest method over the life of the related debt instrument.

3.

MINERAL PROPERTIES

a)

Kamloops, B.C. "Afton" Mineral Property

Under the terms of two option agreements (“Option”) dated September 22, 1999 to acquire the Afton Mineral Claims, the Company issued 2 million common shares and completed an aggregate work commitment totaling $6.5 million to earn 100% right to the mineral claims.

Under the terms of the Option agreement the optionors retained a 10% net profit royalty (See Note 15(c)).

b)

Kamloops, B.C., "Ajax" Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company (See Note 15).

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2007

(Unaudited and in Canadian dollars except as indicated)

4.

PROPERTY AND EQUIPMENT

(in thousands)

	Cost	Accumulated Amortization	Net Book Value
Land	$57	$-	$57
Building	105	18	87
Transportation vehicles	284	87	197
Equipment	4,150	322	3,828
Office and computer equipment	379	124	255
Balance June 30, 2007	$4,975	$551	$4,424

(in thousands)

	Cost	Accumulated Amortization	Net Book Value
Land	$57	$-	$57
Building	105	16	89
Transportation vehicles	101	80	21
Equipment	1,662	124	1,538
Office and computer equipment	345	91	254
Balance December 31, 2006	$2,270	$311	$1,959

Equipment used in exploration and development activities has been capitalized to mineral properties in the amount of $224,271 (December 31, 2006 – $ nil).

5.

WAGES, BENEFITS AND STOCK-BASED COMPENSATION

(in thousands)

The following table details the amounts included:

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006 Restated (Note 16)	June 30, 2007	June 30, 2006 Restated (Note 16)
Salaries, wages and benefits	564	303	994	956
Stock-based compensation	138	650	362	1,130
Total	702	953	1,356	2,086

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2007

(Unaudited and in Canadian dollars except as indicated)

6.

LONG-TERM DEBT

Long-term debt consists of the following:

(in thousands)

	June 30, 2007	December 31, 2006
Series D units – debt portion	$178,051	$-
Subordinated convertible debentures – debt portion	34,249	-
	212,300	-
Less: Portion due within one year	178,051	-
Total	$34,249	$-

On June 28, 2007, the Company completed an offering (the “Offering”), through a syndicate of underwriters, pursuant to which the following securities were issued:

Series D units

The Company issued 220,000 Series D units (“Units”) for an aggregate principal amount of $220 million. The Units, which were issued pursuant to a Note Indenture dated June 28, 2007 (the “Note Indenture”), consist of an unsecured note bearing interest at 10% per annum in the principal amount of $1,000 (the “Note”) and 100 common share purchase warrants (the “Warrants”). Each Warrant is exercisable to purchase one common share of the Company at a price of $15 per share until June 28, 2017.  The Notes and Warrants detached on their listing on the Toronto Stock Exchange on June 28, 2007.

The Company has allocated the net proceeds of the Series D units as follows:  $178.0 million to the Notes based on the fair value of a similar debt instrument without associated common share purchase warrants; and $32.5 million to the Warrants using the residual value method. The value of the Notes will be accreted to it’s face value over the term of the debt using the effective interest method.

The Notes mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008. The Company has the right to redeem the Notes in whole or in part at any time and from time to time from June 28, 2007 to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.

The Note Indenture provides that in the event of a change of control of the Company or in the ownership of the Project, as defined therein, the Company may or must offer, depending on the circumstances, to redeem the Notes.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2007

(Unaudited and in Canadian dollars except as indicated)

In addition, if the Company has not obtained the necessary permits for construction, development and conducting mining operations before June 28, 2008 it must offer to redeem the Notes then outstanding at 100% of the principal amount plus accrued and unpaid interest.  As a result of this requirement, the Company has presented the Notes as a current liability and is required to accrete the debt to $220 million over the next 12 months unless the permits required are received in advance of 12 months.

The Notes rank senior to the Debentures described below. If the Company secures any subsequent indebtedness, the Notes are required to be secured in the same manner. The Note Indenture subjects the Company to comply with certain reporting and other covenants that include limits on indebtedness and distributions subject to certain conditions.

Subordinated Convertible Debentures

The Company issued 55,000 Convertible Subordinated Debentures (“Debentures”) for an aggregate principal amount of $55 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of $9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price. The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.

Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008.

The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into common shares at a conversion price ranging from $7.48 to $9.35, based on a time formula specified in the Debenture Indenture

The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Company has allocated the $52.6 million net proceeds of the Debentures of $34.2 million as a liability based on the fair value of a similar debt instrument without an associated conversion option. The fair value of the conversion option of the Debentures on June 28, 2007 was estimated using the residual value method as approximately $18.4 million.  The debt

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2007

(Unaudited and in Canadian dollars except as indicated)

component of the Debentures is accreted over the term to maturity using the effective interest method.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

The Company has allocated the costs associated with the financing against the component parts of the instruments issued, being the Notes, Warrants, Debentures and the fair value of the conversion option of the Debentures.

7.

SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued and Outstanding

(in thousands)

	Number of	Restated (Note 16)
	Shares	Amount
Balance, December 31, 2005	15,576	$54,752
For cash - pursuant to a prospectus offering, net (a)	8,334	64,608
For cash - exercise of stock options	235	1,467
Tax effect for flow-through shares	-	(3,303)
Transfer from stock options (See Note 11)	-	334
Balance, December 31, 2006	24,145	$117,858
For cash – pursuant to a prospectus offering, net (b)	12,755	94,985
For cash - exercise of stock options	50	335
Transfer from stock options (See Note 11)	-	100
Balance, June 30, 2007	36,950	$213,278

a)

On February 28, 2006, the Company completed a short form prospectus offering in Canada to issue, through a syndicate of underwriters, 8,334,000 units at $9.00 per unit for gross cash proceeds of $75.0 million (net proceeds $70.6 million, prior to allocation of the fair value to the share purchase warrants (Note 9)).  A commission of 5.25% was paid to the underwriters.  Each unit consisted of one common share and one-half of a share purchase warrant.  The gross proceeds have been allocated $8.285 to each common share and $0.715 to each one-half of a share purchase warrant. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.9%; volatility factor of the expected market price of the Company’s common stock of 40%; and a weighted average expected life of the warrants of 2 years,

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2007

(Unaudited and in Canadian dollars except as indicated)

b)

On June 28, 2007, the Company completed a short form prospectus filing in Canada to issue, through a syndicate of underwriters, 10,700,000 Common Shares at $7.50 per share and 2,055,000 Flow-Through Shares at $9.75 per Share for gross proceeds of $100.3 million (net proceeds after allocating common costs of $95.0 million).

8.

CONVERTIBLE DEBENTURE

Convertible debenture consists of the following:

(in thousands)

	June 30, 2007	December 31, 2006
Subordinated convertible debentures (Note 6)	$34,249	$-

9.

SHARE PURCHASE WARRANTS

The following share purchase warrants were issued and outstanding:

	Number of Warrants (in thousands)	Amount (in thousands) Restated (Note 16)
Balance, at December 31, 2006 (a)	4,167	$5,959
Issued pursuant to a prospectus, net (b) (Note 6)	22,000	32,530
Balance, June 30, 2007	26,167	38,489

a)

Each whole warrant is exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008.  The warrants have been listed for trading on the Toronto Stock Exchange.

b)

Each whole warrant is exercisable to purchase one common share at a price of $15.00 per share until June 28, 2017.  The warrants have been listed for trading on the Toronto Stock Exchange.

The exercise of the outstanding share purchase warrants in the loss calculation would be anti-dilutive.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2007

(Unaudited and in Canadian dollars except as indicated)

10.

STOCK-BASED COMPENSATION

As at June 30, 2007, the stock options held by directors, consultants and employees are as follows:

		Weighted	Weighted
	Options	Average	Average
	Outstanding	Exercise	Remaining
	(in thousands)	Price	Life (Years)
Balance, December 31, 2005	1,727	$ 6.04	4.5
Granted	715	10.64	4.0
Exercised	(185)	(6.69)	-
Terminated	(4)	(11.00)	-
Balance, December 31, 2006	2,253	$ 7.43	3.6
Granted	386	6.84	5.0
Exercised	(50)	(6.69)	-
Expired	(2)	(11.00)	-
Balance, June 30, 2007	2,587	7.36	3.4

	Outstanding		Exercisable
Option Strike Price	Options (in thousands)	Weighted Average Remaining Life (Years)	Options (in thousands)	Weighted Average Remaining Life (Years)
$4.60	600	2.3	600	2.3
$4.61 to $5.99	12	3.2	12	3.2
$6.00 to $6.99	1,016	3.8	630	3.1
$7.00 to $7.99	250	3.1	250	3.1
$8.00 to $11.00	709	3.9	664	3.9
	2,587	3.4	2,156	3.1

The compensation cost recorded for the period ended June 30, 2007 in respect of options granted in prior periods that have been expensed to the Statement of Operations was $362,026 (2006 - $1,129,811 restated (Note 16)) and capitalized to mineral properties was $92,492 (2006 - $303,317 restated (Note 16)).

The fair value of options issued has been estimated at the date of grant using a Black-Scholes option pricing model.  The Black-Scholes pricing model requires the input of highly subjective assumptions that can materially affect the fair value estimate.

The exercise of the outstanding options in the loss per share calculation would be anti- dilutive.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2007

(Unaudited and in Canadian dollars except as indicated)

11.

STOCK OPTIONS

(in thousands)

Restated

(Note 16)

The following table identifies the changes in the stock options category within shareholders equity for the years presented:

Balance, December 31, 2005	$ 1,728
Stock-based compensation	3,152
Transfer of exercised options to share capital	(334)
Balance, December 31, 2006	$ 4,546
Stock-based compensation	455
Transfer of exercised options to share capital	(100)
Balance, June 30, 2007	$ 4,901

12.

SUPPLEMENTARY CASH FLOW INFORMATION

(in thousands)

The Company conducted non-cash investing and financing activities as follows:

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006 Restated (Note 16)	June 30, 2007	June 30, 2006 Restated (Note 16)
Investing Activities
Mineral property expenditures included in accounts receivable and payable	(1,841)	(1,278)	(60)	(645)
Property and equipment expenditures included in accounts payable	(809)	-	(1,109)	-
Financing Activities
Option exercise proceeds included in amounts receivable and received on July 6, 2006	-	502	-	502
Value of flow-through renouncement	-	-	-	(3,303)

Included in the financing activity section of the Statements of Cash Flows, under the caption cash proceeds from the issuance of debt, is the liability component of the Notes plus the liability and equity component of the Debentures.

13.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable, accrued liabilities and long term debt. The fair values of these financial instruments approximate their carrying values due to the relatively short period to maturity of these instruments. Unless otherwise noted, it is management’s opinion that the

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2007

(Unaudited and in Canadian dollars except as indicated)

Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

14.

SEGMENTED INFORMATION

The Company operates in one industry segment, namely metals development in one geographic region, Canada.

15.

COMMITMENTS AND CONTINGENT LIABILITIES

Afton Project Commitments

a)

The Company has entered into a number of contractual commitments related to the Project.  These commitments are either in the form of short term Letters of Intent (“LOI”), put in place as an interim measure until long-term arrangements can be completed, equipment orders to purchase or rent long lead items or critical pieces of mining equipment necessary to commence development of the Project. These commitments include the following outstanding commitments as at June 30, 2007:

	LOI	(in thousands) Long lead items and equipment orders
Surface and underground development activities	6,995	-
Processing plant and mobile fleet	-	27,566

b)

On January 9, 2007, the Company announced that it had signed a Letter of Intent (“LOI”) with Teck Cominco Limited (“Teck”), to acquire the surface rights to more than 4,000 acres of land, encompassing the Project. The LOI contemplates the Company paying Teck $10 million upon closing, with an additional $6 million to be paid (with applicable interest) any time within 2 years of closing.  Teck will also be granted a 2% Net Smelter Return over the Project, which the Company has the option to repurchase for $12 million.

As part of the LOI, the Company has agreed to honour all pre-existing agreements made between Teck and any third parties regarding access and rights of way over this land, and access to water.

Completion of the final agreement described in the LOI is subject to definitive documentation, receipt of any necessary regulatory approvals and customary conditions of closing.  The Company and Teck have agreed to work towards the completion of a definitive agreement as expeditiously as possible.

c)

Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or common shares of the Company.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2007

(Unaudited and in Canadian dollars except as indicated)

Other Royalties and Property Commitments

a)

Under the terms of the Ajax - Python Claim option agreement the property is subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

b)

In 2006 the Company completed two arm’s length agreements with the owners (collectively, the “optionors”) of two mineral claim groups, whereby for an aggregate payment to them of $28,965 in cash, the Company acquired the exclusive right to explore the properties for one year.  The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods by making payments of $65,000 to one optionor and $71,700 to the other.  Any further payments to the optionors are payable in cash or equivalent value in shares of the Company at the optionor’s discretion in one case and at the discretion of the Company in the other.

The Company may, at any time during the option period, purchase the properties by paying the first optionor $100,000 and reserving a 1.5% net smelter return royalty on the production from the property and paying the second optionor $93,400 and reserving a 1% net smelter return royalty on the production from the property. The Company received transfer of title to both properties, which will be retransferred if the Company does not exercise the purchase option.

Operating Leases

a)

The Company is committed to operating leases in the aggregate of $286,251. The future minimum lease payments as at June 30, 2007 are as follows:

(in thousands)
2007	$72
2008	120
2009	78
2010	16
$286

16.

RESTATEMENT OF COMPARATIVE FINANCIAL STATEMENTS

During 2006 the Company undertook a review of its previously-issued financial statements for:  the accounting treatment for the recognition of future income taxes related to flow-through share offerings, the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel and the reporting of non-cash working capital changes reported in the Statement of Cash Flows.  Management thereafter determined that amendments should be reflected in the previously issued financial statements for the periods of December 31, 2005 and June 30, 2006 which were adjusted and re-issued.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2007

(Unaudited and in Canadian dollars except as indicated)

17.

SUBSEQUENT EVENT

On July 30, 2007 the Company announced that the over-allotment option granted to the agents in connection with New Gold’s June 28, 2007 public offering (See note 6) of Units, Debentures, Flow-Through Shares and Shares, was exercised in respect of 17,000 Units, resulting in additional gross proceeds of $17,000,000.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2007

(Unaudited and in Canadian dollars except as indicated)

	Afton Claims	Ajax-Python Claims	2007	2006

ACQUISITION COSTS
Kamloops Afton			$18,841	$18,841
Kamloops Ajax			49	49
Timmins			-	-
			18,890	18,890

DEFERRED EXPLORATION AND DEVELOPMENT COSTS
Balance, beginning of the year	$41,861	$688	$42,550	$23,551

Afton Mine Development
Consultants and subcontractors	6,520	-	6,520	-
Other	2,472	-	2,472	9
	8,992	-	8,992	9

Feasibility Study	1,330	-	1,330	7,859

Capitalized interest, accretion & financing costs	157	-	157	-

Surface exploration costs
Option payment	-	15	15	29
Drilling and assaying	2,316	28	2,343	2,817
Overhead and general	175	-	175	(226)
Wages, benefits and stock-based compensation	315	-	315	383
	2,806	43	2,848	3,003

Underground exploration costs
Drilling and assaying	-	-	-	5,746
Overhead and general	-	-	-	634
Wages and benefits	-	-	-	1,749
	$-	$-	$-	$8,128
Balance, end of period	$55,146	$731	$55,877	$42,550
Mineral properties			$74,767	$61,440

During the quarter ended June 30, 2007, the Company capitalized $157,394 (2006 – nil) in interest, accretion and financing transaction costs to the New Afton Project.